

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
David A. Weber, Ph.D.
President and Chief Executive Officer
Otonomy, Inc.
6275 Nancy Ridge Drive, Suite 100
San Diego, California 92121

> **Re: Otonomy, Inc.**
> **Draft Registration Statement on Form S-1**
> **Confidentially Submitted June 5, 2014**
> **CIK No. 0001493566**

Dear Dr. Weber:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Prospectus Summary
Our Product Candidates, page 3

5. Please briefly explain the meaning of "p-value" and "($p<0.05$)" on page 3 of the summary.

6. Please define the terms "chronic suppurative otitis media" and "excitotoxicity" for a lay investor to understand.

7. We note on page 4 and elsewhere in the prospectus, including pages 74, 84, 88 and 90, you characterize either AuriPro or OTO-104 as "safe" based on the results of clinical trials. Because FDA approval is dependent on the agency making a formal determination (according to criteria specified in law and agency regulations) that a drug, biologic or, in certain cases, a medical device, is both safe and effective, it is premature for you to describe your clinical stage products as safe or effective. It is also inappropriate to state that the results of any of your trials demonstrated or established safety or efficacy. Accordingly, please remove or modify this wording, as necessary, throughout your prospectus.

Risk Factors
""If product liability lawsuits are brought…," page 26

8. Please disclose here and elsewhere in the risk factors where you address the company's liability risks and corresponding insurance coverage, that you carry insurance coverage with policy limits that are customary for similarly situated companies and adequate to provide you with insurance coverage for foreseeable risks.

Capitalization, page 52

9. Please expand your pro forma disclosures throughout the filing to explain why assuming that the preferred stock will be converted into common stock is factually supportable. We refer to the conditions for conversion disclosed in Note 7 in "Conversion" on page F-25 and to Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis
Stock-based Compensation, page 64

10. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Business
Our Product Candidates
AuriPro: Sustained-Exposure Antibiotic for Otic Indications
AuriPro product profile, page 80

11. Please define the term "quinolone" for a lay investor to understand.

12. In the text preceding the chart at the top of page 81, please explain what the Minimum Inhibitory Concentrations are and, if possible, in the chart itself please juxtapose these concentrations against those observed using the AuriPro and CIPRODEX formulations.

13. Please add to the disclosure on page 81 where you discuss the future submission of an NDA for AuriPro to briefly explain what a Section 505(b)(2) application is and how it differs from Section 505(b)(1).

14. We note that the company appears to have proceeded from its Phase 1b clinical trial of AuriPro directly to its two ongoing Phase 3 trials. As it is customary for clinical drug trials to progress from Phase 1 to Phase 2 before moving on to Phase 3 trials, please advise us with a view towards revising your disclosure, why the company has not followed this route and the impact, if any, on the FDA's approval of AuriPro if and when an NDA is submitted.

15. Please disclose when you met with the FDA to discuss the Phase 1b results and whether the FDA gave any assurances that it will not require you to conduct additional studies beyond the ongoing Phase 3 trials to support an NDA for AuriPro.

AuriPro Phase 1b clinical trial, page 82

16. Please revise your disclosure to explain the relevance of statistical significance to the FDA's evidentiary standards for drug approval.

OTO-104: Sustained Exposure Steroid for Inner Ear Disorders, page 85

17. We note your statement that the FDA has granted OTO-104 Fast Track Designation. Here and in your prospectus summary please briefly explain the significance of this status

and the criteria for Fast Track eligibility.

18. Please disclose the reasons the FDA put your Phase 1b clinical trial for OTO-104 on Full Clinical Hold.

OTO-104 Phase 1b clinical trial in Ménière's disease patients, page 88

19. We note that the Phase 1b trial was not designed to establish efficacy. Please explain the aspects of the trial design that preclude a finding of efficacy and the consequent limitations on using the trial results as a basis for demonstrating efficacy in the company's eventual application for FDA approval.

OTO-311: Sustained-Exposure Treatment for Tinnitus, page 91

20. When you discuss the background of NMDA receptor antagonists for tinnitus, please specify the clinical trials to which you refer that have demonstrated reductions in the severity of tinnitus. Similarly, please identify the third party clinical trials that have provided evidence of clinical activity for gacyclidine in modulating aspects of tinnitus symptoms.

Competition, page 93

21. If you are aware of any particular competing product candidates, please disclose the name of the competitor(s) and the respective stage(s) of development.

License and Other Agreements, page 98

22. To the extent material, please disclose the annual license maintenance payments you are required to make to the Regents of the University of California.

Description of Capital Stock
Voting Rights, page 136

23. Please disclose the vote required by security holders to take action on matters other than the election of directors, as required by Item 202(a)(1)(v) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

   Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

   You may contact Christine Torney at (202) 551-3652 or Mary Mast at (202) 551- 3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 552-3715 with any other questions.

          Sincerely,

          /s/ *Daniel Greenspan for*

          Jeffrey P. Riedler
          Assistant Director

cc: Via E-mail
   Jennifer Knapp
   Wilson Sonsini Goodrich & Rosati, P.C.
   650 Page Mill Road
   Palo Alto, CA 94304